UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                           Aramex International Limited

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   G04450 10 5

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                                 (CUSIP Number)

                                December 31, 1999

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule13d-1(b)
|X| Rule13d-1(c)
|_| Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. G04450 10 5             13G               Page 2 of 6 Pages



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   1     NAME OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         William S. Kingson

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                           5    SOLE VOTING POWER

       NUMBER OF                1,321,600 shares of Common Stock
         SHARES

      BENEFICIALLY         6    SHARED VOTING POWER

                                0

        OWNED BY           7    SOLE DISPOSITIVE POWER

          EACH                  1,321,600 shares of Common Stock
       REPORTING

      PERSON WITH          8    SHARED DISPOSITIVE POWER

                                0

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,321,600 shares of Common Stock.  See Item 4

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES
                                                    _
         CERTAIN SHARES*                           |_|

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         26.6% of shares of Common Stock.  See Item 4.


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   12    TYPE OF REPORTING PERSON*

         IN

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ITEM 1(A). NAME OF ISSUER:

           Aramex International Limited

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           P.O. Box 3371
           Amman 11181 Jordan



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CUSIP NO.  G04450 10 5             13G               Page 3 of 6 Pages


ITEM 2(A). NAME OF PERSON FILING:

           William Kingson

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           866 United Nations Plaza, Suite 451
           New York, New York 10017

ITEM 2(C). CITIZENSHIP:

           United States

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $.01 par value per share (the "Common Stock").

ITEM 2(E). CUSIP NUMBER:

           G04450 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a)       |_| Broker or Dealer registered under Section 15 of the Exchange
                    Act.

      (b)       |_| Bank as defined in section 3(a)(6) of the Exchange Act.

      (c)       |_| Insurance  Company as defined  in section  3(a)(19)  of the
                    Exchange Act.

      (d)       |_| Investment  Company  registered  under  section  8  of  the
                    Investment Company Act.

      (e)       |_| An   investment    advisor   in   accordance   with   Rule
                    13d-1(b)(1)(ii)(E);

      (f)       |_| An employee  benefit  plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

      (g)       |_| A parent  holding  company or control  person in  accordance with Rule 13d-1(b)(1)(ii)(G);

      (h)       |_| A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act;

      (i)       |_| A church plan that is  excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act;

      (j)       |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.    OWNERSHIP.

      (a)  Amount Beneficially Owned:

           As of December 31, 1999, Mr. Kingson beneficially owned 1,321,600 shares of Common Stock, which includes 100,000 shares of Common Stock issuable upon exercise of five-year, incentive stock options at an exercise price of $7.70.

       (b) Percent of Class:

           As of December 31, 1999, Mr. Kingston was the beneficial owner of an aggregate of 1,321,600 shares of Common Stock, which constituted approximately 26.6% of the 4,873,155 shares of Common Stock outstanding as of August 17, 1998 (as reported in the Company's Notice of Annual Meeting of Shareholders and Proxy Statement, dated August 20, 1999, SEC File No. 000-29018).


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CUSIP NO. G04450 10 5            13G               Page 4 of 6 Pages


       (c) Number of shares as to which such person has:

           (i)  Sole power to vote or direct the vote:

                1,321,600 shares of Common Stock.  See Item 4(a) above.

           (ii) Shared power to vote or direct the vote:

                0 shares of Common Stock.

           (iii)Sole power to dispose or to direct the disposition of:

               1,321,600 shares of Common Stock.  See Item 4(a) above.

           (iv) Shared power to dispose or to direct the disposition of:

                0 shares of Common Stock.

                Mr. William Kingson, Mr. Fadi Ghandour and Ms. Rula Ghandour have entered into a Shareholders Agreement with Airborne
                Freight Corporation ("Airborne") which among other things provides (i) if Aramex International Limited (the "Company") transfers any shares of its Common Stock to listed competitors to Airborne or any other company primarily engaged in air, freight or in express shipments, Airborne has the right to sell all of its shares of Common Stock to the Company on the same terms and conditions as the sale to such other company, and (ii) if Messrs. Kingson and Ghandour or Ms. Rula Ghandour transfer any shares of Common Stock to certain listed competitors to Airborne or any other company primarily engaged in the transportation of air, freight or air express shipments, it shall be a condition to such transfer that Airborne shall be offered the right to sell to such competitor all of its shares of Common Stock on the same terms and conditions as the sale by Messrs. Kingson and Ghandour or Ms. Ghandour.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON.

           Not Applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP.

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable.

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CUSIP NO. G04450 10 5            13G               Page 5 of 6 Pages

ITEM 10.   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. G04450 10 5              13G               Page 6 of 6 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 11, 2000
                                        ------------------------------
                                                  (Date)


                                               /S/ William S. Kingson
                                        -------------------------------
                                                (Signature)


                                                William S. Kingston
                                        -------------------------------
                                                  (Name)